Exhibit 21
LIST OF SUBSIDIARIES OF WESTPOINT STEVENS INC.

Name	Incorporated	% of Securities Owned by Immed. Parent

WestPoint Stevens Inc. I	Delaware	100%
J.P. Stevens & Co., Inc	Delaware	100%
WestPoint Stevens (Canada) Ltd	Canada	100%
J.P. Stevens Enterprises, Inc	Delaware	100%
Alamac Holdings Inc.	Delaware	100%
WestPoint Stevens Stores Inc.	Georgia	100%
WestPoint Stevens (UK) Limited	England	100%
WPS Receivables Corporation	Delaware	100%
WPSI Inc.	Delaware	100%